The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: david.baum@alston.com

July 24, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Seamus O’Brien

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 571 to the Trust’s Registration Statement on Form N-1A – Hodges Fund, Hodges Small Cap Fund, Hodges Small Intrinsic Value Fund, and Hodges Blue Chip Equity Income Fund

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) by video call on July 17, 2024 (the “Comments”), relating to Post-Effective Amendment No. 571 to the Trust’s Registration Statement on Form N-1A filed on May 30, 2024, regarding the Hodges Fund, Hodges Small Cap Fund, Hodges Small Intrinsic Value Fund, and Hodges Blue Chip Equity Income Fund (each a “Fund,” and, collectively, the “Funds”), each a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments.

General Comments

Comment #1

The Staff provides the following standard comments:

a.	Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.
b.	We note that portions of the registration statement are incomplete. Please fill in all bracketed language and any placeholders prior to effectiveness.

Alston & Bird LLP	www.alston.com

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

c.	Please confirm updates on EDGAR with current ticker symbols and series and class identifiers.

d.	The staff asks the registrant to please file the responses to comments on EDGAR at least five days in advance of effectiveness.

Response #1

The Registrant acknowledges the Staff’s comments above and will respond or address as requested.

Prospectus

Hodges Fund Summary Section – Fees and Expenses of the Hodges Fund

Comment #2

Regarding the fee table on page 1 of the Prospectus under “Fees and Expenses of the Hodges Fund”, please include the sales charge discount language contained in the instruction to form N-1A at item 3 or otherwise confirm that such sales charge discounts are not offered.

Response #2

The Registrant confirms that are no front-end sales charges or deferred sales charges for Retail Class shares of the Funds or the Institutional Class share of the Small Cap Fund and Small Intrinsic Value Fund, and, therefore, there are no applicable discounts for such charges.

Hodges Fund Summary Section – Principal Investment Strategies

Comment #3

The third sentence of the first paragraph under “Principal Investment Strategies” on page 2 of the Prospectus notes that “in selecting investments, the Adviser can also invest where it is deemed appropriate in companies having special situations and whose shares are out of favor, but appear to have prospects for above-average growth and recovery over an extended period of time.” Please revise this disclosure to note what the adviser/fund will investment, not just what they can invest in. Please also note how the investment adviser makes investment decisions to purchase a particular investment.

Response #3

The Registrant has revised the Fund’s disclosure in response to the comment. Please see the revised disclosure below:

Principal Investment Strategies. The Hodges Fund will ~~invests~~ invest in common stocks of companies of any size market capitalization - small, medium or large. The Hodges Fund’s portfolio managers will invest in both growth and value companies. The Adviser’s stock selection process focuses on rigorously researching individual companies and examining what is happening inside those companies. The Adviser studies and analyzes the fundamentals of each company's earnings, cash flow, and intrinsic underlying value and will invest in those companies where it believes there is a disconnect between the market's perception and the intrinsic value of the company’s fundamentals. In selecting investments, the Adviser ~~can~~ will also invest where it is deemed appropriate in companies having special situations and whose shares are out of favor, but appear to have prospects for above-average growth and recovery over an extended period of time. Special situations refer to circumstances where companies face significant stress which may cause stock values to depreciate below expected thresholds. Companies having special situations include, but are not limited to, companies that are experiencing management changes, financial distress, corporate restructurings, government inquiries, or are especially susceptible to the negative impact of market conditions.

Comment #4

The last sentence of the last paragraph under “Principal Investment Strategies” on page 2 of the Prospectus notes that “The Fund may, from time to time, have significant exposure to one or more sectors of the market.” Please disclose if the Fund is currently focused on a particular sector.

Response #4

The Registrant confirms that the Fund is not currently focused on any one particular sector, however, it notes that sector exposure can change quickly based on prevailing market conditions.

Hodges Small Cap Fund

Comment #5

Regarding the total fund operating expenses at the bottom of the fee table, please revise the table to show gross fees (in other words, before waiver), another line for waivers, and then a net ratio.

Response #5

The Registrant notes that the Small Cap Fund is currently operating below its expense cap. Accordingly, footnote 2 regarding the expense cap has been deleted (disclosure regarding the expense cap is still contained elsewhere in the Prospectus). Accordingly, the Registrant respectively declines to add the fee table lines requested as gross and net would be identical.

Comment #6

Footnote 3 to the fee table under the “Fees and Expenses of the Small Cap Fund” on page 7 of the Prospectus includes “Acquired Fund Fees and Expenses” in the first sentence. Please confirm that “Acquired Fund Fees and Expenses is applicable, and if so, please use lower case.

Response #6

The Registrant has deleted footnote 3. See the response to Comment #5 above. The Registrant notes, however, that the reference is applicable, as it appears elsewhere, however, Registrant has adjusted the term using lower case letters.

Comment #7

The second to last sentence of Footnote 3 to the fees and expenses table under the “Fees and Expenses of the Small Cap Fund” on page 7 of the Prospectus notes that “The Adviser is permitted, with NLFT II Board approval, to be reimbursed for fee reductions and/or expense payments made in the prior three years from the date the fees were waived and/or expenses were paid.” Please clarify the disclosure that no recoupment provision will exceed 3 years.

Response #7

The Registrant has deleted footnote 3. See the response to Comment #5 above. The Registrant, however, has modified similar footnotes for other Funds in response to the comment. See one such footnote for the Blue Chip Equity Income Fund below:

The Adviser has contractually agreed to reduce its fees and pay the Blue Chip Equity Fund’s expenses (excluding taxes, interest expenses, interest on short positions, portfolio transaction expenses, ~~Acquired Fund Fees and Expenses~~ acquired fund fees and expenses, extraordinary expenses, Rule 12b-1 fees, shareholder servicing fees and any other class specific expenses) in order to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the Blue Chip Equity Income Fund to 0.99% of the Blue Chip Equity Income Fund’s average net assets (the “Blue Chip Equity Income Fund Expense Cap”). The Blue Chip Equity Income Fund Expense Cap will remain in effect until September 30, 2025. The agreement may be terminated at any time by the NLFT II Board upon 60 days’ written notice to the Adviser, or by the Adviser with the consent of the NLFT II Board. The Adviser is permitted, with NLFT II Board approval, to receive reimbursement from the Blue Chip Equity Income Fund for fees it waived and Fund expenses it paid, subject to the limitation that (1) the reimbursement for fees and expenses will be made only if payable within three years from the date the fees and expenses were initially waived or reimbursed and (2) the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded~~to be reimbursed for fee reductions and/or expense payments made in the prior three years from the date the fees were waived and/or expenses were paid. This reimbursement may be requested if the aggregate amount actually paid by the Small Intrinsic Value Fund toward operating expenses for such period (taking into account any reimbursement) does not exceed the lesser of the Small Intrinsic Value Expense Cap in place at the time of waiver or at the time of reimbursement~~.

Comment #8

The last sentence of Footnote 3 to the fees and expenses table under the “Fees and Expenses of the Small Cap Fund” on page 7 of the Prospectus notes that “This reimbursement may be requested if the aggregate amount actually paid by the Small Cap Fund toward operating expenses for such period (taking into account any reimbursement) does not exceed the lesser of the Small Cap Fund Expense Cap in place at the time of waiver or at the time of reimbursement.”

Please clarify that the disclosure that the Fund may only make repayments to the Advisor if such repayments do not cause the Fund expense ratio after the repayment is taken in to account to exceed both (1) the expense cap in place at the time such amounts were waived and (2) the Fund’s current expense cap, if any.

Response #8

See response to Comment #7 above.

Comment #9

The third sentence under “Principal Investment Strategies” on page 8 of the Prospectus notes that the last reconstitution date is April 28, 2023. Please update the reconstitution date.

Response #9

The Registrant has updated the disclosure as requested. Please see the revised sentence below:

As of the last reconstitution date, April 28, ~~2023~~2024, the market capitalization of companies in the Russell 2000® Index ranged from $~~150.4~~159.5 million to $6.07.1 billion.

Hodges Small Intrinsic Value Fund

Comment #10

The second to last paragraph under the “Principal Investment Strategies” section on page 15 of the Prospectus notes that “[t]he Fund may, from time to time, have significant exposure to one ore more sectors of the market. Please disclose if the Fund is currently focused on a particular sector.

Response #10

The Registrant confirms that the Fund is not currently focused on any one particular sector, however, it notes that sector exposure can change quickly based on prevailing market conditions.

Comment #11

Regarding footnote 1 to the table entitled “Average Annual Total Returns for the periods ended December 31, 2023” on page 18 of the Prospectus, please consider disclosing consistently across all series where applicable.

Response #11

The Registrant notes that footnote 1 to indicated table is only applicable to Small Intrinsic Value Fund. Institutional Class shares for the Small Cap Fund have already commenced operations and no other Fund has Institutional Class shares.

Hodges Blue Chip Equity Income Fund

Comment #12

Please fix the fee table on page 20 of the Prospectus to show the gross fees (in other words, before waivers), another line for waivers, and the net ratio.

Response #12

The Registrant has adjusted the fee table in response to the comment.

Comment #13

In relation to the signatures page, please confirm that at least one of the signatories is the comptroller or chief accounting officer of the registrant. Please indicate in the signature blocks which individual is the comptroller or chief accounting officer. Otherwise, Please revise to include a comptroller or chief accounting officer as a signatory.

Response #13

The Registrant confirms that Erik Naviloff is the Chief Accounting Officer of the Registrant.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum